UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF
PROCESS AND UNDERTAKING

A.	Name of issuer or person filing (“Filer”):	Sunshine Lake Pharma Co., Ltd.

B.	This is an (check one):

☒        an original filing for the Filer

☐        an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant:	Sunshine Lake Pharma Co., Ltd.
Form type:	Form CB
File Number (if known):	005-94516
Filed by:	Sunshine Lake Pharma Co., Ltd.

Date Filed (if filed concurrently, so indicate):	May 13, 2024 (filed concurrently with Form CB)

D.	The Filer is incorporated or organized under the laws of The People’s Republic of China and has its principal place of business at No.1 Industrial North Road, Songshan Lake Park, Dongguan City, Guangdong, China, Tel: +86 (769) 2289-5888.

E.	The Filer designates and appoints HEC Pharm USA Inc. (“Agent”) located at 1150 Northbrook Dr, Suite 155, Trevose, PA 19053, United States of America, Tel: +1 (408) 580-6016 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on May 13, 2024 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to such Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the Form CB in conjunction with which the amendment is being filed.

G.	The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to Form CB and, as applicable, the securities to which such Form CB relates and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dongguan Country of The People’s Republic of China this 13th day of May, 2024.

Filer:	Sunshine Lake Pharma Co., Ltd.	By:	/s/ Lin Tao Xi
	(Filer’s Name)		Name: Lin Tao Xi Title: Corporate Secretary

This statement has been signed by the following persons in the capacities and on the dates indicated.

HEC Pharm USA Inc.
As Agent for Service of Process for
Sunshine Lake Pharma Co., Ltd.

By:	/s/ Kevin Kong
Name: Kevin Kong
Title: Chief Executive Officer

Date:	May 13, 2024

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